SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 2, 2021

1.              DATE, TIME AND VENUE: On December 2, 2021, at 8:30 am, held via electronic means.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called under the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with participation of all Directors named below. Board Member Roberto Lopes Pontes Simões also took part as CEO. Also attending were Vice-Presidents Cristiana Lapa Wanderley Sarcedo and Pedro Van Langendonck Teixeira de Freitas and Mrs. Rosana Avolio, Lilian Porto Bruno, Clarisse Mello Machado Schlieckmann, Ana Paula Tarossi, and Ylana Santos. The Chairman of the Board of Directors presided over the meeting, and Lilian Porto Bruno was the secretary.

3.              AGENDA, RESOLUTIONS AND MATTERS FOR INFORMATIONAL PURPOSES OR IN THE COMPANY'S INTEREST:

3.1.         RESOLUTION: After analysis of the matter submitted for deliberation, with the relevant materials submitted previously to the Directors and available in the Company's Governance Portal and head office, the following resolution was unanimously taken by those present:

a)	PD.CA/BAK-43/2021 - Proposal to distribute interim dividends to the net income account recorded until the third quarter of 2021 – after analysis of the matter by the Finance and Investment Committee, which issued an opinion recommending its approval, and after the presentation made by Mr. Pedro Freitas, when the questions of the Board Members on the matter were clarified, the Board Members approved the PD.CA/BAK-43/2021 to approve the distribution of interim dividends to the net income account calculated until the third quarter of 2021 in the total amount of R$ 6,000,000,000.00 (six billion reais), which corresponds to the gross amount of R$ 7.539048791898 per common or preferred class "A" share and R$ 0.606032140100 per preferred class "B" share. Dividends are declared on this date and will be paid on December 20, 2021, without compensation or monetary update. The record date for the right to receive the dividend will be on December 8 for holders of Braskem's shares traded on the B3 S.A. - Brasil, Bolsa, Balcão and December 13 for holders of American Depositary Receipts traded on the New York Stock Exchange.

According to the opinion of external advisors, the aforementioned distribution is supported by the caput of art. 204 of the Corporations Law, as well as by §4 of art. 46 of the Bylaws, which enables the distribution of dividends based on the interim balance sheet of the third quarter, as in the present case.

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 2, 2021

Additionally, it is hereby registered that the proposal now approved is in line with the Dividend Policy, with the principles of the Company's Shareholders' Agreement, and considers, as per the material presented, the prospects for the Company's results and cash generation in different scenarios, including stress scenarios with lower petrochemical spreads and eventual additional disbursements, and that even in the referred stress scenarios the Company's financial situation remained healthy.

3.2.         Matters for Informational Purposes: Nothing to be registered.

3.3.         Matters in the Company's Interest: Nothing to be registered.

4.              CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up and, after being read, discussed and approved, were signed by the Directors present, the Chairman and the Secretary.

São Paulo/SP, December 2, 2021.

José Mauro M Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

João Cox Neto	Andrea da Motta Chamma

Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista

Julio Soares de Moura Neto	Marcelo Klujsza

Paulo Roberto Vales de Souza	Roberto Faldini

Roberto Lopes Pontes Simões	Héctor Nuñez

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.